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Chief Growth Officer @ Beyond Meat

Baltimore, Maryland Area

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Beyond Meat

Fairleigh Dickinson University-Metropolitan...

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500+ connections

Fairleigh Dickinson University-Metropolitan Campus

Senior leader with demonstrated background in building winning organizational cultures with both large and small companies. Committed to the principle of achieving results by developing effective teams through management empowerment and accountability. Led creation of Coca-Cola's Venturi...

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## Chuck's Activity

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Beyond Meat Sausage now available at Whole Foods Market nationwide
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Just in Time For Grilling Season, Beyond Sausage™ Launches at...
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Beyond Sausage Debuts at All Whole Foods Nationwide
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Mission based brand success stories with guest Seth Goldman at Honest...
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Farmwise® (Makers Of Veggie Fries®, Veggie Tots® & Veggie Rings™)...
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Day #30 continued
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## Experience

**Chief Growth Officer**
Beyond Meat
May 2017 – Present • 1 yr
El Segundo, California

The Coca-Cola Company

**Senior Vice President Sales Venturing & Emerging Brands**
The Coca-Cola Company
Jan 2014 – Dec 2016 • 3 yrs

Led consolidation of Coca-Cola's Venturing Emerging Brands under a single sales organization for DSD, Warehouse, Food Service, Club and Direct routes to market
- Successfully integrated several individual organizational cultures into a single unified sales









Division, Region and National Account Executive
- Secured alignment with DSD distribution system on pricing and core brand availability to help gain national customer authorizations, space and promotional calendars
- Grew consolidated case volume over 200% and revenue by $200M from 2014 – 2016

Honest Tea

### Vice-President Sales

Honest Tea

Jan 2010 – Dec 2013 • 4 yrs

Bethesda, MD

Engaged to lead DSD, Warehouse, Food Service and International sales for Honest brands
- Immediately initiated DSD expansion plan securing national coverage within first 7 months of employment
- Secured Honest Tea/Kids brand authorization in almost every major US retailer
- Designed Food Service On Premise availability blitz initiative more than doubling outlet availability including several national customers (i.e. Wendy's, Chic Fil A and Subway)
- More than tripled sales from '10 to '13; improved GM from 26% to 45%, reduced selling expenses by 50%

The Philadelphia Coca-Cola Bottling Company

### Senior Vice-President Sales & Marketing

The Philadelphia Coca-Cola Bottling Company

Feb 2005 – Dec 2009 • 4 yrs 11 mos

Philadelphia, PA

Sales & Marketing leadership role for 5th largest Coke franchise bottler with over 400 sales & marketing associates.
- Customized accountability process with clear outlet execution priorities by channel and then utilized independent auditors to track results transforming strategies into effective retail execution
- Designed outlet acquisition initiative & tied to compensation leading to increase of over 20% net new outlets
- Brought to market several early stage brands outside Coke portfolio to include Monster, Fuze & Muscle Milk
- Led the US Coke distribution system in volume and share growth from '06 to '09; grew total $ share by 26% with double digit share gains across almost every beverage category and channel

The Coca-Cola Company

### Managing Director

The Coca-Cola Company

Jul 2002 – Feb 2005 • 2 yrs 8 mos

Atlanta, GA

Led integration of Seagram's brand into the Coca-Cola system.

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## Education

Fairleigh Dickinson

### Fairleigh Dickinson University-Metropolitan Campus

Master of Business Administration (MBA), Finance

Montclair State University

### Montclair State University

BS, Marketing

Activities and Societies: Delta Kappa Psi - Founding member